DELAYING AMENDMENT

BLACKOUT ENTERTAINMENT GROUP INC. #0001802896

File No:333-236364

VIA EDGAR

Securities And Exchange Commission

Division of Corporations Finance 100

F.Street N.E.

Washington, DC.20549

Re: Blackout Entertainment Group Inc.

Registration Statement on S1 file No#20-0005283

Ladies and Gentlemen,

We are filing this letter in order to provide staff of the Division of Corporations Finance, sufficient time to perform the customary action of withdrawal of the S1, filed under above listed Id#and refunded fee to our Companies lockbox. At the same time under our review statutes allow these processing times run retroactive to the first statrted listed filings, of S1. With the periods included in the days subtractive from first stated review time and dates to current.? Our Consolidated Financial Statements lists just cause, for redress in this cause.

Respectfully Submitted

Rafael A. Jones C.F.O.

Blackout Entertainment Group Inc. CIK#0001802896                                              Date:02/26/2020

Respectfully Submitted

/s/ Rafael A. Jones C.F.O.

Blackout Entertainment Group Inc

1765 Townsend Ave. Apt.5h

Bronx, New York 10453-7688

(646)245-9580